EXHIBIT 99.1



T H E   D I X I E   G R O U P

CONTACTS: **Gary A. Harmon**
Chief Financial Officer
(706) 876-5851
(gary.harmon@dixiegroup.com)

THE DIXIE GROUP REPORTS FOURTH QUARTER AND YEAR-END 2004 RESULTS

CHATTANOOGA, Tenn. (February 24, 2004) -- The Dixie Group, Inc. (Nasdaq/NM:DXYN) today announced financial results for the fourth quarter and fiscal year ended December 25, 2004.

The Dixie Group reported income from continuing operations of $5,024,000, or $0.40 per diluted share, for the fourth quarter ended December 25, 2004, compared with a loss from continuing operations of $11,734,000, or $0.99 per diluted share, for the prior-year period. Net sales increased 28% to $82,641,000 for the fourth quarter of 2004 from $64,617,000 in the year-earlier period.

For the year ended December 25, 2004, the Company reported income from continuing operations of $14,040,000, or $1.12 per diluted share, compared with a loss from continuing operations of $9,027,000, or $0.77 per diluted share, for 2003. Net sales increased 25% to $291,971,000 in 2004 from $234,149,000 in 2003.

In the fourth quarter of 2003, income from continuing operations was reduced by impairments, other charges and debt extinguishment costs of $21,073,000 pre-tax ($13,445,000 after-tax, or $1.14 per diluted share). These costs were principally related to debt retired prior to its scheduled maturity and the write-downs of assets impaired as a result of the sale of discontinued operations.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "All of our brands generated strong sales gains in 2004, with the fourth quarter being our strongest period of the year. The revenue growth was driven by our residential carpet business, which was up 35% in the fourth quarter and 31% for the year. Our commercial carpet business also produced significant gains of 22% in the fourth quarter and 15% for the year. Our Dixie Home brand continues to be well accepted in the marketplace, accounting for almost 50% of our total 2004 revenue growth. We attribute this performance primarily to the success of new products we have developed and introduced over the past several years and the strength in the higher-end of the soft floorcovering market, where our business is concentrated.

"Raw material, energy and other expenses increased significantly during 2004. We believe the effect of higher costs was more than offset by improved manufacturing efficiencies, higher selling prices, and a reduction in manufacturing costs due to LIFO inventory liquidations.   The LIFO inventory liquidation reduced costs by $953,000 in the fourth quarter and $2,253,000 for 2004 as a whole and is not expected to be repeated in 2005. Additional raw material cost increases have been announced for 2005.   We are optimistic that our pricing strategy and continued improvement in operating efficiencies will offset the expected increases in operating expenses in 2005.

"Our order entry and sales have been very strong during the first eight weeks of 2005, making us optimistic about extending these positive trends as 2005 develops. We continue to experience revenue growth that is well above that of the carpet industry as a whole and we expect sales for 2005 to increase about 15% over the previous year," Frierson concluded.

Results of discontinued operations reflected a loss of $1,390,000, or $0.11 per diluted share, for the fourth quarter of 2004, compared with a loss of $4,875,000, or $0.41 per diluted share, for the fourth quarter of 2003. For 2004, discontinued operations reflected a loss of $1,725,000, or $0.14 per diluted share, compared with a loss of $7,927,000, or $0.67 per diluted share, in the prior year. Including discontinued operations, the Company reported net income of $3,634,000, or $0.29 per diluted share, for the fourth quarter of 2004, compared with a net loss of $16,609,000, or $1.40 per diluted share, for the fourth quarter of 2003. For the 2004 year, net income was $12,315,000, or $0.98 per diluted share, compared with a net loss of $16,954,000, or $1.44 per diluted share, in 2003.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at (www.fulldisclosure.com). The simulcast will begin at approximately 11:00 a.m. Eastern Time on February 24, 2004. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing 719-457-2621 (Confirmation Code: 213476) at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing 719-457-0820 and entering 213476 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended		Year Ended	
	Dec. 25, 2004	Dec. 27, 2003	Dec. 25, 2004	Dec. 27, 2003
NET SALES	$ 82,641	$ 64,617	$ 291,971	$ 234,149
Cost of sales	54,334	42,920	192,492	154,226
GROSS PROFIT	28,307	21,697	99,479	79,923
Selling and administrative expenses	19,080	16,733	73,143	65,800
Impairments and other charges	---	11,366	---	11,366
Other operating income	(173)	(60)	(279)	(551)
Other operating expense	758	234	1,018	499
OPERATING INCOME (LOSS)	8,642	(6,576)	25,597	2,809
Interest expense	1,358	2,339	5,125	7,975
Other income	(237)	(154)	(1,425)	(789)
Other expense	---	62	6	81
Debt extinguishment costs	---	9,707	---	9,707
Income (loss) from continuing operations before income taxes	7,521	(18,530)	21,891	(14,165)
Income tax provision (benefit)	2,497	(6,796)	7,851	(5,138)
Income (loss) from continuing operations	5,024	(11,734)	14,040	(9,027)
Loss from discontinued operations, net of tax	(873)	(2,097)	(1,287)	(5,149)
Loss on disposal of discontinued operations, net of tax	(517)	(2,778)	(438)	(2,778)
NET INCOME (LOSS)	$ 3,634	$ (16,609)	$ 12,315	$ (16,954)
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.41	$ (0.99)	$ 1.16	$ (0.77)
Discontinued operations	(0.07)	(0.18)	(0.10)	(0.44)
Disposal of discontinued operations	(0.04)	(0.23)	(0.04)	(0.23)
Net income (loss)	$ 0.30	$ (1.40)	$ 1.02	$ (1.44)
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.40	$ (0.99)	$ 1.12	$ (0.77)
Discontinued operations	(0.07)	(0.18)	(0.10)	(0.44)
Disposal of discontinued operations	(0.04)	(0.23)	(0.04)	(0.23)
Net income (loss)	$ 0.29	$ (1.40)	$ 0.98	$ (1.44)
Weighted-average shares outstanding:				
Basic	12,225	11,840	12,119	11,773
Diluted	12,703	11,840	12,575	11,773

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(*in thousands*)

	Dec. 25, 2004		Dec. 27, 2003	
ASSETS	(Unaudited)			
Current Assets				
Cash and cash equivalents	$	---	$	11,058
Accounts receivable, net		33,276		26,197
Inventories		57,992		50,772
Assets held for sale		57		5,593
Other		15,229		17,146
Total Current Assets		106,554		110,766
Net Property, Plant and Equipment		76,337		52,627
Goodwill		55,604		52,598
Investment in Affiliate		---		11,949
Other Assets		9,782		11,014
TOTAL ASSETS	$	248,277	$	238,954
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	38,788	$	49,836
Current portion of long-term debt		9,156		13,670
Total Current Liabilities		47,944		63,506
Long-Term Debt				
Senior indebtedness		36,538		22,174
Capital lease obligations		5,539		5,837
Convertible subordinated debentures		24,737		27,237
Other Liabilities		13,087		15,056
Deferred Income Taxes		9,595		9,063
Stockholders' Equity		110,837		96,081
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	248,277	$	238,954

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